Calculation of weighted average for the year  ended Dec 31/00
BrainTech, Inc.

Beginning Balance                    41,338,333


Period ended       No. of Shares      Contribution to   Ending Balance
                   Issued             Weighted Avg.

Mar. 31, 2000      4,251,000          3,893,918         45,589,333
Jun. 30, 2000          5,000              3,593         45,594,333
Sep. 30, 2000          5,000              1,489         45,599,333
Dec. 31, 2000              0                  0         45,599,333

TOTAL              4,261,000          3,899,000


Total weighted average shares outstanding:   45,237,333
Less shares held by company:                  1,500,000
                                             ----------
Balance:                                     43,737,333

Comprehensive loss for the period:             $508,003

Net loss per share                          $      0.01